MANAGEMENT’S DISCUSSION AND ANALYSIS
November 13, 2007

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”), dated November 13, 2007, focuses upon the activities, results of operations, liquidity and capital resources of Canadian Zinc Corporation (the “Company” or “Canadian Zinc”) for the three and nine months ended September 30, 2007.  In order to better understand the MD&A, it should be read in conjunction with the unaudited financial statements and notes thereto for the three and nine months ended September 30, 2007 and the audited financial statements, notes and MD&A for the year ended December 31, 2006.

The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The significant accounting policies are outlined in Note 2 to the financial statements of the Company for the year ended December 31, 2006. These accounting policies have been applied consistently for the three and nine months ended September 30, 2007.

ADDITIONAL INFORMATION

Additional information about the Company is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.canadianzinc.com. Information is also available through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov. Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and variances may be significant.

The Company reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

Alan Taylor, P. Geo., Chief Operating Officer, Vice President Exploration and Director of Canadian Zinc Corporation, is the Company’s Qualified Person for the purposes of National Instrument 43-101 and has approved the technical disclosures in the MD&A.

INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Words such as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”, or similar expressions, are intended to identify forward-looking statements.  Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.

Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results relating to, among other things, mineral reserves, mineral resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals the Company expects to produce, delays in obtaining permits, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates, technological and operational difficulties encountered in connection with the Company’s activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed under “Management’s Discussion and Analysis of Liquidity and Capital Resources and Review of Financial Results”.

Other delays in factors that may cause actual results to vary materially include, but are not limited to, the receipt of permits or approvals, changes in commodity and power prices, changes in interest and currency exchange rates, geological and metallurgical assumptions (including with respect to the size, grade and  recoverability of mineral resources), unanticipated operational difficulties (including failure with plant, equipment or processes to operate in accordance with  specifications or expectations), cost escalation, unavailability of materials and equipment, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters, political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statements that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

OVERVIEW

Canadian Zinc Corporation is a development stage company listed on the Toronto Stock Exchange under the symbol “CZN” and in the United States on the OTCBB under the symbol “CZICF” and is engaged in the business of exploration and development of natural resource properties.

The Company’s principal focus is its efforts to advance the Prairie Creek Mine, a zinc/lead/silver property located in the Northwest Territories of Canada, towards production. The Prairie Creek Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.  In 2006 the Company carried out major programs at Prairie Creek including driving a new internal decline about 400 metres long which enabled the initiation of a major underground exploration and infill drilling program that continued in the first nine months of 2007.  A total of $7.9 million was invested in Prairie Creek in 2006.  During the first nine months of 2007 the Company invested $8.9 million on the Prairie Creek project, principally on underground exploration drilling.

The objective of the 2006/2007 underground drilling program was to define the Prairie Creek resource in compliance with the disclosure standards set out in National Instrument 43-101 and to determine at least ten years of projected mine life in the measured and indicated resource categories. These objectives were achieved and surpassed, as described in further detail below, in the Technical Report independently prepared by MineFill Services Inc.

A Technical Report (the “Report”) dated October 12, 2007, was prepared by MineFill Services Inc. (David Stone and Stephen Godden – Qualified Independent Persons), following the results of part of the 2007 drilling program, to National Instrument 43-101 standards. This Report verifies and confirms the previous historical resource estimate completed by MRDI in 1998 and, with the inclusion of the results of the first phase of the 2006/2007 underground drilling program, notes significant upgrades in resource categories.

The Report indicates that the Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 9.90% lead, 10.71% zinc, 161.12 grams silver per tonne and 0.326% copper.

Highlights of the Report include:

•	Total Measured and Indicated Resource calculated at 5.8 million tonnes at>20% combined lead and zinc;
•	Measured Resources in Vein tonnage increased 73% at 25% combined lead and zinc with 212 grams per tonne silver;
•	Indicated Resources in Vein tonnage increased 105% at 24% combined lead and zinc with 212 grams per tonne silver;
•	Inferred Resource in Vein calculated at 5.5 million tonnes at 25% combined lead and silver with 216 grams per tonne silver;
•	Average increase of 10% in silver grades; and
•	Confirmation of grade and continuity in a NI 43-101 compliant resource report.

The Measured and Indicated Resource is now capable of supporting a mine life in excess of ten years at the planned 1,000 – 1,500 tonnes per day production rate. In addition, there remains a large Inferred Resource of 5,541,576 tonnes grading 11.43% lead, 13.53% zinc, 215 grams per tonne silver and 0.514% copper and additional exploration potential.

The Report has been filed on SEDAR and may be viewed under the Company’s profile at www.sedar.com, or on the Company’s website at www.canadianzinc.com. A summary of the Report is also presented in the Company’s press release dated October 9, 2007.

The Prairie Creek project is located in the Mackenzie Mountains of the Northwest Territories, within the watershed of the South Nahanni River and in proximity to but outside of the Nahanni National Park Reserve (the “Reserve”). In August 2007 the Prime Minister of Canada visited Fort Simpson to announce the proposed expansion of Nahanni National Park Reserve.  The Prime Minister announced that the Government of Canada had approved an Order in Council (PC-2007-1202 July 31, 2007), withdrawing certain lands for the proposed park expansion.  The area surrounding the Prairie Creek mine containing approximately 367 square kilometres is not included in the interim land withdrawal area and, as specified in Schedule 2 to the Order, is specifically excluded and exempted.  Canadian Zinc has been assured by the Government of Canada and by Parks Canada that the final boundaries of the expanded park will not include the site of or the access road to the Prairie Creek mine and that in the proposed expansion of the Nahanni National Park Reserve the existing mining and access rights of Canadian Zinc to the Prairie Creek mine will be respected and protected.

Canadian Zinc welcomed the Government’s announcement and anticipates that the exclusion of the Prairie Creek mine from the proposed park expansion area will bring clarity to the different policy objectives for the region. Canadian Zinc believes that the Prairie Creek mine and the expanded Nahanni National Park Reserve can co-exist and that, properly planned and managed, the expanded park will not interfere with the operation of the Prairie Creek mine and similarly that the operation of the mine will not adversely impact  upon the Park or its ecological integrity.

In October 2007 the Nahanni Expansion Working Group undertook a series of open houses throughout the DehCho communities to present proposals for developing boundary options for an expanded park. In a document dated October 2007 entitled “Expansion of Nahanni National Park Reserve: Boundary Options for Public Consultation” Parks Canada proposed three options all of which included protecting all existing third party rights and tenures.  In addition, all three options include the understanding that access to the Prairie Creek Minesite will be provided and will require a right of way or corridor across or through an expanded park.

Although the Company holds permits for the exploration and development of the Prairie Creek property the Company does not have all the permits necessary to operate the mine.  The Company has experienced long delays in obtaining permits to date and anticipates continuing delays and difficulties with its permitting activities.  During the first nine months of 2007 the Company was actively engaged in permitting activities and, in April 2007, obtained a Land Use Permit for winter use of the road which connects the Prairie Creek Mine with the Liard Highway from the Mackenzie Valley Land and Water Board.

Canadian Zinc is in a strong financial condition. At September 30, 2007 the Company had cash, cash equivalents and short term investments of $32 million compared to $29 million at December 31, 2006. During the quarter ended September 30, 2007, the Company completed a private placement financing for gross proceeds of $10 million.

REVIEW OF FINANCIAL RESULTS

This review of the results of operations should be read in conjunction with the unaudited financial statements of the Company for the nine months ended September 30, 2007 and other public disclosure documents of the Company.

For the three and nine months ended September 30, 2007, the Company reported net losses of $770 and $236,646 respectively, compared to losses of $38,749 and $520,041 for the three and nine months ended September 30, 2006.  The reduced loss in the 2007 periods was mainly attributable to higher interest income as a result of an increase in cash available for investment. The reduced loss for the nine month period was also due to the inclusion of a charge of $191,473 in respect of stock based compensation in the nine months ended September 30, 2006 versus no similar charge in 2007.

Included in the loss for the nine months ended September 30, 2007 was a write down in the market value of marketable securities in the amount of $150,000 ($25,000 during the three months ended September 30, 2007).  There was no equivalent write down in 2006.

Exploration and Development Expense

The Company capitalizes all exploration and development costs relating to its resource interests.  For the nine months ended September 30, 2007, the Company expended $8,915,823 (nine months ended September 30, 2006 - $4,636,100) on exploration and development on the Prairie Creek Property, the principal component of which was underground drilling. Expenditures in the three months to September 30, 2007 amounted to $4,867,385 (three months ended September 30, 2006 - $3,079,116).

The 2007 program includes the continuation of underground drilling program which commenced in 2006.  Underground drilling was carried out from drill stations at 50 metre intervals along a new 400 metre internal decline. Phase 1 of the drilling program was completed in early June 2007 and consisted of 400 metres of decline development from which 41 drill holes, of which 40 intersected mineralization, totaling 8,217 metres of drilling from six drill stations has been completed. The results of the Phase 1 program were incorporated into a Technical Report dated October 12, 2007 which was prepared in accordance with the standards in National Instrument 43-101 as described in the “Overview” section above.

Phase 2 of the underground program commenced in August 2007 with the completion of a further 200 metre extension of the underground decline to create additional drill stations. The underground drilling program from the new drill stations commenced in late September 2007, with six holes totaling 1,347 metres of coring being completed to date. Drilling is currently anticipated to continue to late November / early December 2007.

Between July and early September 2007 the Company carried out a surface helicopter supported diamond drill exploration program totaling 1,671 metres of core in 12 holes. This reconnaissance drilling program was targeted in the Gate Claims, located about 5 kilometres west of the Prairie Creek minesite, and in Zones 8, 9 and 11 located on the same Prairie Creek geological structure as the minesite but located 5 – 10 kilometres south of the minesite. The results from this program are still being compiled but no significant mineral intersections were encountered.

Continued efforts have been made on permitting at Prairie Creek during the nine months ended September 30, 2007.  On April 10, 2007, the Mackenzie Valley Land and Water Board issued Land Use Permit MV2003F0028 to operate a winter road from the Prairie Creek mine site to the Liard Highway. The permit is valid for a period of five years to April 10, 2012. On June 7, 2007, the Company applied to the Mackenzie Valley Land and Water Board for a Class B water licence (MV2007L8-0026) needed to rehabilitate a portion of the road in the proximity of the mine site and sought authorization from the Department of Fisheries and Oceans to carry out the work. On June 29, 2007, the Company applied to Indian and Northern Affairs Canada for a quarrying permit to obtain rock to be used in the road rehabilitation. These applications are pending.

Particulars of the deferred exploration and development costs are shown in Note 5 to the unaudited financial statements for the nine months ended September 30, 2007.

Revenue and Interest Income

The Company is in the development stage and does not generate any cash flows from operations. To date the Company has not earned any significant revenues other than interest income.  Interest income for the three and nine months ended September 30, 2007 was $375,231 and $1,026,339 respectively compared to $237,104 and $643,955 for the comparative prior year periods. The increase is attributable to the increased amounts available for investment during the 2007 year to date.

Administrative Expenses

Administrative expenses for the three and nine months ended September 30, 2007 were $349,947 and $1,110,010 respectively, compared to $274,742 and $969,230 (excluding stock based compensation, amortization and write down of marketable securities) in the three and nine months ended September 30, 2006, respectively.  The increase was largely attributable to increased activity in shareholder and investor communications as a result of increased investor relations work carried out in the current period under review.

Related Party Transactions

The Company’s related party transactions for the three and nine months ended September 30, 2007 consisted of executive compensation paid to executives, directors and corporations controlled by directors in the amounts of $103,500 and $322,700 respectively. For the three and nine months ended September 30, 2006 these expenditures were $107,642 and $479,151 respectively. The decrease for the nine month period ended September 30, 2007 compared to 2006 was principally attributable to increased payments made in the second quarter of 2006 to senior executives of the Company.

Income Taxes

The Company is currently not profitable and has fully provided for all future income tax assets; accordingly, there was no current or future income tax expense recorded during the three and nine months ended September 30, 2007 and 2006.

The Company follows the guidance prescribed by the Canadian Institute of Chartered Accountants Emerging Issues Committee Recommendation 146, “Flow-through Shares,” such that a future income tax liability is recognized, and shareholders’ equity reduced, on the day the Company files the tax documents to renounce expenditures with the tax authorities. In the current year, $8 million of such expenditures were renounced and the documents filed in the quarter ended March 31, 2007. This resulted in the recognition of a future tax liability in respect of the renounced expenditures of $2,729,600 and a corresponding reduction in shareholder equity.  This increased the future income tax liability from $1,134,000 at December 31, 2006 to $3,863,600 as reported at September 30, 2007.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The accounting policies outlined in Note 2 of the Company’s audited financial statements for the year ended December 31, 2006, have been applied consistently for the three and nine months ended September 30, 2007, with the exception of the initial adoption of new accounting standards as described below.

On January 1, 2007, the Company adopted the recommendations included in the following Sections of the Canadian Institute of Chartered Accountants Handbook: Section 1530, “Comprehensive Income,” Section 3251, “Equity,” Section 3855, “Financial Instruments – Recognition and Measurement,” Section 3861, “Financial Instruments – Disclosure and Presentation” and Section 3865, “Hedges.” These new accounting standards provide the requirements for the recognition, measurement, disclosure and presentation of financial instruments, the use of hedge accounting and also establish standards for reporting and presenting comprehensive income. The standards were adopted retroactively without restating prior periods. The Company also adopted, effective January 1, 2007, Section 1506, “Accounting Changes.” Additional information on the adoption of these accounting standards can be found in Note 2 to the unaudited financial statements as at September 30, 2007.

CRITICAL ACCOUNTING ESTIMATES

The Company’s financial statements are prepared in accordance with GAAP in Canada and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities (if any). The Company’s management makes assumptions that are believed to be reasonable under the circumstances and that are based upon historical experience, current conditions and expert advice. These estimates are reviewed on an ongoing basis for updated information and facts. The use of different assumptions would result in different estimates, and actual results may differ from results based on these estimates. The following is a discussion of the accounting estimates that are significant in determining our financial results and position:

Resource Interests

The Company defers (capitalizes) all acquisition, exploration and development costs that relate to its Prairie Creek Property. The carrying value of resource interests are reviewed at least annually or when events or changes in circumstances suggest the carrying value of such assets may not be recoverable (utilizing undiscounted estimates of cash flows) or has become impaired. When the carrying values of resource interests are determined to be greater than undiscounted cash flows, impairment is recorded to write down the assets to their estimated fair value. In assessing the future estimated cash flows management uses various estimates including, but not limited to, future operating and capital costs as well as future commodity prices and estimates based upon indicated and inferred resources. The ultimate recoverability of amounts deferred for resource interests is dependent upon, amongst other things, obtaining the necessary financing to complete the development of, and obtaining the necessary permits to operate, the Prairie Creek Mine.

Asset retirement obligation

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be determined. The fair value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset when incurred or revised, and amortized over the asset’s estimated useful life. Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion expenses. Actual expenditures incurred are charged against the accumulated obligation. Various assumptions are used in determining the liability including current mine plans, future retirement costs and estimates of reserves. The estimates used require extensive judgment as to the nature, cost and timing of the work to be completed and may change with future changes to cost structures, environmental laws and requirements and also remediation practices employed. Management evaluates the asset retirement obligation estimates at the end of each reporting period to determine whether the estimates continue to be appropriate.

Stock-based compensation

The Company applied the fair-value method of accounting for stock-based compensation in accordance with the recommendations of CICA 3870, “Stock-based Compensation and Other Stock-based Payments.” Stock-based compensation expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”).  Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the option expense including the predicted future volatility of the stock price, the risk free interest rate, dividend yield and the expected life of the options.

Financial Instruments

As described above in “Changes in Accounting Policies including Initial Adoption,” the Company adopted, effective January 1, 2007, several new accounting standards with regard to financial instruments. As disclosed in Note 2(b) to the unaudited financial statements for the nine months ended September 30, 2007, the Company elected to classify its short term investments and cash equivalents as held for trading assets which requires that gains or losses from changes in fair value are taken directly to net income as this was considered the most appropriate classification. Should a different classification have been determined, it is possible that such gains or losses would have been included in other comprehensive income instead of net income.

SUMMARY OF QUARTERLY RESULTS

Quarter ended	Interest income $	Net (Loss) $	Net (Loss) per Common Share $
September 30, 2007	375,231	(770)	(0.00)
June 30, 2007	331,102	(171,408)	(0.00)
March 31, 2007	320,006	(64,468)	(0.00)
December 31, 2006	304,193	(966,375)	(0.02)
September 30, 2006	237,104	(38,749)	(0.00)
June 30, 2006	225,490	(326,146)	(0.00)
March 31, 2006	181,361	(155,146)	(0.00)
December 31, 2005	119,509	(133,163)	(0.01)

The Company’s interest income has increased as a result of higher cash, cash equivalents and short term investment balances following share issuances over the last year. Quarters that show an increased loss relevant to others are typically those in which amounts have been recorded for stock-based compensation expense following the granting and vesting of stock options to directors and employees.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2007, the Company had cash and cash equivalents of $14,800,094, short term investments of $17,181,426 and a positive working capital balance of $30,107,092. As at December 31, 2006, the Company had cash and cash equivalents of $13,608,364, short term investments of $15,478,718 and a positive working capital balance of $29,142,161. Accordingly, the Company believes that it remains in a strong position to further continue with its planned exploration, development and permitting activities at the Prairie Creek Mine.

The Company’s short term investments consist primarily of Bankers’ Acceptances and Guaranteed Investment Certificates; accordingly, the Company’s investments have not been impacted by the recent market issues relating to sub-prime debt instruments.

Canadian Zinc does not generate any cash flows from operations and has no income other than interest income.  The Company relies on equity financings for its working capital requirements and to fund its planned exploration, development and permitting activities. During the quarter ended September 30, 2007, the Company completed a private placement of 11,765,000 units at a price of $0.85 per unit for total gross proceeds of $10,000,250. Net proceeds received after accounting for share issue costs were $9,766,332. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.20 per warrant share until July 23, 2009.

The Company continued to incur expenditures on its Prairie Creek Mine site during the nine months ended September 30, 2007 during which time $8,915,823 was expended on exploration and development costs. Details of the Company’s deferred exploration and development costs are included in Note 5 to the unaudited financial statements for the nine months ended September 30, 2007. Previous disclosures indicated that a budget of $9.0 million had been approved for Prairie Creek programs in 2007.

RISKS AND UNCERTAINTIES

In conducting its business, Canadian Zinc faces a number of risks and uncertainties.  These are described in detail under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2006, dated March 30, 2007, which is filed on SEDAR and which may be found at www.sedar.com and which is incorporated herein by reference. The principal risks and uncertainties faced by the Company are summarized in the MD&A for the year ended December 31, 2006.

OTHER INFORMATION

The Company has not entered into any off-balance sheet arrangements at this time.

As at November 13, 2007, the Company had the following securities issued and outstanding:

Common shares                                                           120,213,962
Share purchase options                                                         4,865,000                                exercisable between $0.60 - $0.94 per share.
Share purchase warrants                                                      17,569,243                                exercisable between $0.72 - $1.20 per share.

CONTROLS AND PROCEDURES

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with GAAP.

The Chief Executive Officer and the Chief Financial Officer have evaluated, and continue to evaluate, the design of internal controls over financial reporting. At the present time, the Company believes that its internal controls over financial reporting are designed to provide reasonable, but not absolute, assurance that the objectives of the control system are met. Certain additional aspects of the Company’s internal controls over financial reporting are discussed below:

•
Segregation of duties: The Company has only limited staff resources at the present time such that “ideal” segregation of duties is not feasible. This risk is mitigated by management and Board review where appropriate. At the present time, the Company does not anticipate hiring additional staff as this is not considered necessary or practical and accordingly, will continue to rely on review procedures to detect potential misstatements in reporting of material to the public.

•
Full-time Chief Financial Officer: On October 15, 2007, the Company hired a new, full-time CFO (as opposed to previously having a part-time CFO). Accordingly, the Company is re-evaluating certain elements of its internal controls over financial reporting. Any significant amendments to internal control processes will be reported in future MD&A documents.

Disclosure controls and procedures include the Company’s controls and procedures that are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.

The Chief Executive Officer and the Chief Financial Officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period ended September 30, 2007, and have concluded that such disclosure controls and procedures are operating effectively.

For the quarter ended September 30, 2007, the disclosure controls process was amended such that, under the direction of the Chief Executive Officer and the Chief Financial Officer, the Company utilizes disclosure checklists to ensure that all material facts are known and disclosed on a timely basis. The Company also holds regular meetings of the management team to ensure that material facts are known and disclosed on a timely basis.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.

OUTLOOK

Canadian Zinc is currently in a development phase with some additional exploration also taking place at the Prairie Creek Mine site.  At September 30, 2007 the Company had a positive working capital balance of $30,107,092 which places the Company in a strong financial position to carry out its planned exploration, development and permitting activities for the upcoming periods.

A preliminary budget of $7.5 million has been approved for the Prairie Creek project for 2008. Planned programs will include exploration drilling, ongoing permitting activities, a new economic study along with further engineering and rehabilitation work on the road to the mine Site.

The main focus is to continue permitting activities in order to advance the project towards commercial production. Community open houses and public meetings have been taking place in the Dehcho territories to provide information and to seek feedback and advice relating to the reopening of the Prairie Creek mine. The Company plans to apply for the Land Use Permit and Water Licence for the commercial operation of the Prairie Creek Mine once community information sessions and consultations are completed such that the project description report can be finalized for the application submittal.